SNOW LAKE RESOURCES LTD.

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

October 7, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E. Washington, D.C. 20549
Attn: Michael Purcell

Re:	Snow Lake Resources Ltd.
Registration Statement on Form F-1 (File No. 333-267600)
Withdrawal of Registration Withdrawal Request Previously Made
on Form RW dated September 30, 2022

Dear Mr. Purcell:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Snow Lake Resources Ltd. (the “Registrant”) filed a Form Request to Withdraw Registration Statement on September 30, 2022 (the “Form RW”) in connection with the above-referenced Registration Statement on Form F-1. The Registrant hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Form RW dated September 30, 2022, as of the date hereof or at the earliest practical date hereafter. The Form RW filed on September 30, 2022, neglected to disclose the facts surrounding the injunction as the grounds for the withdrawal request. On October 3, 2022, the Registrant filed a second Form RW disclosing such grounds for the withdrawal request, which replaced the first Form RW filed on September 30, 2022.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Louis A. Bevilacqua, Esq. of Bevilacqua PLLC, U.S. counsel of the Company, at (202) 869-0888, ext. 100.

Sincerely,

SNOW LAKE RESOURCES LTD.

By:	/s/ Philip Gross
Philip Gross
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.